EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 8, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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a

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

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May 3, 2002

Mr. Narciso Muñoz
President
COMISIÓN NACIONAL DE VALORES

Re.: Telecom Argentina STET-France Telecom S.A. – Series "E" Bonds Issued under Global Program "B"

Dear Sir,

We are writing you in connection with Series "E" Bonds issued by Telecom Argentina STET-France Telecom S.A. ("Telecom") within the frame of Global Program "B".

We hereby inform you that today, holders of Series "E" Bonds decided to agree, in an unanimous meeting of bondholders, a postponement in the payment of the amortization of the principal instalment due on May 5, 2002 until August 5, 2002. A copy of the minute approved in the abovementioned bondholders' meeting is enclosed.

As soon as it is subscribed, we will enclose a copy –duely translated- of the Supplementary Agreement to the Agreement of Trusteeship through which the abovementioned postponement of the date of payment will be implemented.

Sincerely,

Alberto J. Ricciardi
Responsible for Market Relations

MINUTE OF THE MEETING OF SERIES "E" BONDHOLDERS OF TELECOM ARGENTINA STET-FRANCE TELECOM

In the City of Buenos Aires, this 3rd day of May of the year 2002, at 7:00 p.m., at the registered offices of Telecom Argentina STET-France Telecom S.A. ("Telecom"), located at Av. Alicia Moreau de Justo 50, 10th floor, an Unanimous Meeting self called for by the owner of 100% of the Series "E" Bonds issued by Telecom within the frame of Global Program "B" is held. The Meeting is presided over by Mr. Carlos Piñeyro, a representative of First Trust of New York, National Association.

The President, after verifying that Banco Río de la Plata S.A. is the owner of 100% of the Bonds, as stated in the holders register of May 2, 2002, corresponding to the balances at the closing of May 2, 2002 provided by Euroclear, states that the holder of 100% of the Series "E" Bond currently issued is present and is duely represented. Since this is an unanimous and self called for meeting, the pertaining publications of advertisements has not been made. The bondholder's representative says that the holdings of the company he is representing have not been subject to any variation as compared to the holdings identified in the above mentioned holders register, and consequently the requirements of quorum for this meeting to be valid, and the resolutions to be unanimous are considered complied with. The President declares the Meeting open. The Bondholder, Banco Río de la Plata S.A. states that since an agreement with the issuer Telecom has been achieved, regarding the postponement of the principal instalment due next May 5, the Series "E" Bondsholders' meeting resolves in this meeting to subscribe the Sixth Supplemental Indenture to the Trustee Agreement subscribed within Telecom's Global Program "B", called in English Sixth Supplemental Indenture, through which the maturity date of the principal installment due next May 5 is postponed to August 5, 2002 while the remaining terms and conditions of Series "E" remain unchanged. Mr. Carlos Piñeyro, representative of First Trust of New York, National Association takes knowledge of the resolutions hereby resolved by undersigning the Sixth Supplemental Indenture. Mr. Rafael Di Leo is present at the meeting as representative of the Buenos Aires Stock Exchange. There being no further issues to be dealt with, this meeting is adjourned at 7:30 p.m. prior to the reading and approval of this Proceeding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: May 8, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente